Exhibit 12

M.D.C. HOLDINGS, INC.
RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011

	(Dollars in thousands)
Earnings	$158,372	$163,686	$187,953	$95,914	$(62,329)
Fixed charges	$55,258	$68,287	$63,775	$45,200	$65,439

Earnings to fixed charges	$2.87	$2.40	$2.95	$2.12	$(0.95)

Earnings (Loss):

Income before income taxes	$101,424	$100,475	$129,825	$61,115	$(107,472)

Add: fixed charges	55,258	68,287	63,775	45,200	65,439
Less: capitalized interest	(53,061)	(65,584)	(59,908)	(41,507)	(41,448)
Add: amortization of previously capitalized interest	54,751	60,508	54,261	31,106	21,152

Total earnings	$158,372	$163,686	$187,953	$95,914	$(62,329)

Fixed Charges:

Homebuilding and corporate interest expense (1)	$-	$685	$1,726	$808	$20,842
Mortgage lending interest expense	342	200	282	607	442
Interest component of rent expense	1,855	1,818	1,859	2,278	2,707
Capitalized interest	53,061	65,584	59,908	41,507	41,448

Total fixed charges	$55,258	$68,287	$63,775	$45,200	$65,439

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(1) Includes the amortization and expensing of debt expenses that were not capitalized during period

In computing the ratio of earnings to fixed charges, fixed charges consist of homebuilding and corporate interest expense which includes the amortization and expensing of debt expenses that were not capitalized during period, mortgage lending interest expense, interest component of rent expense, and capitalized interest. Earnings are computed by adding fixed charges (except capitalized interest) and amortization of previously capitalized interest during the period to (loss) earnings before income taxes. For the year ended December 31, 2011, the Company generated losses which exceeded fixed charges of $127.8 million.